Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on June 2, 2022. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 27, 2022 (the “Annual Report”).

We present our unaudited condensed consolidated financial statements in pounds sterling and in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

Unless otherwise indicated or the context otherwise requires, all references to “NuCana,” the “Company,” “we,” “our,” “us” or similar terms refer to NuCana plc and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Company Overview

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent and is in a Phase 1b/2 clinical trial in patients with metastatic colorectal cancer. NUC-7738, is a transformation of a novel anti-cancer nucleoside analog (3’-deoxyadenosine) and is in a Phase 1/2 clinical trial for patients with advanced solid tumors.

COVID-19

While we continue to evaluate the impact of COVID-19 on our operations, we believe that this pandemic will inevitably cause some delays to the timing of initiation and completion of our clinical trials. We continue to monitor the impact of COVID-19.

Financial Operations Overview

Revenues

We do not have any approved products. Accordingly, we have not generated any revenue, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global collaborations with strategic partners.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses

The largest component of our total operating expenses since our inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates.

Research and development costs are expensed as incurred. Our research and development expense primarily consists of:

•	costs incurred under agreements with contract research organizations, or CROs, and investigative sites that conduct preclinical studies and clinical trials;

•	costs related to manufacturing active pharmaceutical ingredients and drug products for preclinical studies and clinical trials;

•

salaries and personnel-related costs, including bonuses, benefits and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been out-sourced;

•	fees paid to consultants and other third parties who support our product candidate development;

•	costs of maintaining and defending patents;

•	other costs incurred in seeking regulatory approval for our product candidates; and

•	payments under our license agreements.

The successful development of our ProTides is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress. However, we do not believe that it is possible at this time to accurately project total program specific expenses through commercialization. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors including:

•	the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;

•	the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;

•	potential uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;

•

competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;

•	the achievement of milestones requiring payments under in-licensing agreements;

•	any significant changes in government regulation;

•	the terms and timing of any regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for any of our product candidates, if approved.

We track research and development expenses on a program-by-program basis for both clinical-stage and preclinical product candidates. Manufacturing and non-clinical research and development expenses are assigned or allocated to individual product candidates, where appropriate.

Administrative Expenses

Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based payment expense. Other administrative expenses include office related costs, professional fees and costs of our information systems. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also incur expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and The Nasdaq Global Select Market, additional insurance expenses, and expenses related to investor relations and other administrative and professional services.

Net Foreign Exchange Gains (Losses)

Net foreign exchange gains (losses) primarily includes gains or losses on cash held in U.S. dollars.

Finance Income

Finance income relates to interest earned on our cash and cash equivalents.

Income Tax Credit

We are subject to corporate taxation in the United Kingdom and our wholly owned U.S. subsidiary, NuCana, Inc., is subject to corporate taxation in the United States. Due to the nature of our business, we have generated losses since inception in the United Kingdom. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and in the United States, and income tax payable in the United States.

As a company that carries out extensive research and development activities, we benefit from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, we are able to surrender some of our losses for a cash rebate of up to 33.35% of eligible expenditures on qualifying research and development projects. In the United States, we are able to offset the research and development credits against corporation tax payable. Qualifying expenditures in the United Kingdom largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. In the United Kingdom, where we receive the larger proportion of the research and development credit, certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the United Kingdom in the future under the current research and development tax credit scheme because we may no longer qualify as a small or medium-sized company. However, in that scenario, we may be able to claim tax credits under a large company scheme.

Results of Operations

Comparison of the Three Months Ended March 31, 2022 and March 31, 2021

The following table summarizes the results of our operations for the three months ended March 31, 2022 and 2021.

	For the Three Months Ended March 31,
	2022	2021

	(unaudited)
	(in thousands)
	£	£
Research and development expenses	(9,446)	(8,706)
Administrative expenses	(2,152)	(2,104)
Net foreign exchange gains (losses)	1,131	(677)

Operating loss	(10,467)	(11,487)
Finance income	31	24

Loss before tax	(10,436)	(11,463)
Income tax credit	2,033	1,702

Loss for the period	(8,403)	(9,761)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	13	(3)

Total comprehensive loss for the period	(8,390)	(9,764)

Research and Development Expenses

Research and development expenses were £9.4 million for the three months ended March 31, 2022 as compared to £8.7 million for the three months ended March 31, 2021, an increase of £0.7 million. The increase resulted primarily from higher expenses incurred related to clinical trials of £5.0 million in the three months ended March 31, 2022, compared with £4.2 million in the three months ended March 31, 2021. Manufacturing costs were £1.4 million in the three months ended March 31, 2022 compared with £1.0 million for the three months ended March 31, 2021, an increase of £0.4 million. Other research and development costs decreased by £0.5 million in the three months ended March 31, 2022 compared with the three months ended March 31, 2021, primarily from lower patent and non-clinical costs partially offset by higher personnel costs.

On March 2, 2022 we announced that the Phase 3 clinical trial of Acelarin for patients with advanced biliary tract cancer was being discontinued following a pre-planned interim analysis by the trial’s Independent Data Monitoring Committee. The announcement has not had a significant impact on our research and development expenses recognized in the three months ended March 31, 2022.

The following table gives a breakdown of the research and development costs incurred by product candidate for the three months ended March 31, 2022 and 2021:

	For the Three Months Ended March 31,
	2022	2021

	(in thousands)
	£	£
NUC-3373	3,048	1,960
NUC-7738	1,076	1,024
Acelarin	4,927	5,130
Other	395	592

	9,446	8,706

Administrative Expenses

Administrative expenses were £2.2 million for the three months ended March 31, 2022 as compared to £2.1 million for the three months ended March 31, 2021.

Net Foreign Exchange Gains (Losses)

For the three months ended March 31, 2022, we reported a net foreign exchange gain of £1.1 million as compared to a net foreign exchange loss of £0.7 million for the three months ended March 31, 2021. In the three months ended March 31, 2022, the gain arose from cash balances held in U.S. dollars and the U.S. dollar appreciating relative to the U.K. pound sterling. Conversely in the three months ended March 31, 2021, the loss arose from cash balances held in U.S. dollars and the U.S. dollar depreciating relative to the U.K. pound sterling.

Finance Income

Finance income represents bank interest and was £31,000 for the three months ended March 31, 2022 and £24,000 for the three months ended March 31, 2021.

Income Tax Credit

The income tax credit for the three months ended March 31, 2022, which is largely comprised of U.K. research and development tax credits, amounted to £2.0 million as compared to £1.7 million for the three months ended March 31, 2021. The increase in the income tax credit was primarily attributable to an increase in our eligible research and development expenses.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and administrative expenses will increase in connection with conducting clinical trials and seeking marketing approval for our product candidates, as well as costs associated with operating as a public company. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

As of March 31, 2022 and December 31, 2021, we had cash and cash equivalents of £52.6 million and £60.3 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date we have financed our operations primarily through the issuances of our equity securities.

In August 2021, we entered into an “at-the-market” (ATM) sales agreement with Jefferies LLC, or Jefferies, pursuant to which we may sell from time to time, ADSs having an aggregate offering price of up to $100.0 million through Jefferies, acting as our agent. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. In connection with entering into the agreement with Jefferies, we terminated a previous ATM sales agreement between us and Cowen and Company, LLC. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the SEC in August 2021, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $400.0 million of our securities, inclusive of our ADSs sold under the ATM program.

Cash Flows

Comparison of the Three Months Ended March 31, 2022 and March 31, 2021

The following table summarizes the results of our cash flows for the three months ended March 31, 2022 and 2021.

	For the Three Months Ended March 31,
	2022	2021

	(unaudited)
	(in thousands)
	£	£
Net cash used in operating activities	(8,620)	(8,074)
Net cash used in investing activities	(135)	(118)
Net cash (used in) from financing activities	(74)	124

Net decrease in cash and cash equivalents	(8,829)	(8,068)

Operating Activities

Net cash used in operating activities was £8.6 million for the three months ended March 31, 2022 as compared to £8.1 million for the three months ended March 31, 2021, a net increase in cash outflows of £0.5 million. Operating loss cash outflows were higher by £1.0 million for the three months ended March 31, 2022, primarily reflecting higher research and development costs. The increase in operating loss cash outflows was partially offset by working capital inflows of £1.2 million in the three months ended March 31, 2022 as compared to working capital inflows of £0.7 million in the three months ended March 31, 2021.

Investing Activities

Net cash used in investing activities was £0.1 million for the three months ended March 31, 2022 as compared to £0.1 million for the three months ended March 31, 2021.

Financing Activities

Net cash used in financing activities was £0.1 million for the three months ended March 31, 2022 as compared to net cash from financing activities of £0.1 million for the three months ended March 31, 2021. In the three months ended March 31, 2022 proceeds from the issue of share capital, related to the exercise of share options, were £1,000, as compared to £0.2 million in the three months ended March 31, 2021.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest in our research and development programs, exploit our ProTide pipeline and build out our organization with additional employees.

We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, for at least the next 12 months.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;

•	the extent of success in our early preclinical and clinical stage research programs, which will determine the amount of funding required to further the development of our product candidates;

•	the progress that we make in developing new product candidates based on our proprietary ProTide technology;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;

•	the outcome, timing and cost of regulatory approvals of our ProTide product candidates;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space; and

•	developments related to COVID-19 and its impact on the costs and timing associated with the conduct of our clinical trials, preclinical programs and other related activities.

Legal Proceedings

From time to time, we may be party to litigation that arises in the ordinary course of our business. Other than as discussed below, we do not have any pending litigation that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our results of operations, financial condition or cash flows.

In 2018, we were granted a European patent from the European Patent Office (EPO), EP 2955190, that covers the composition of matter of a small genus of phosphoramidate nucleotide compounds that includes sofosbuvir, sold under the brand name Sovaldi®, a leading drug for the treatment of hepatitis C sold by Gilead Sciences, Inc. Sofosbuvir and our drug Acelarin share a similar chemical structure, and sofosbuvir is covered by the claims in our patent, which predates Gilead’s patent on sofosbuvir by several years. Later in 2018, Gilead filed an Opposition to our patent at the EPO in an attempt to revoke it. In February 2021, the EPO Opposition Division disagreed with Gilead and upheld amended patent claims that cover sofosbuvir. We believe this decision is correct, and is a further confirmation of the ground-breaking work of our late Chief Scientific Officer, Professor Christopher McGuigan, as the creator of the ProTide prodrug strategy to deliver nucleotides for the treatment of patients with cancer or viral infections. However, in June 2021, Gilead filed an appeal to the decision of the Opposition Division to the EPO Technical Boards of Appeal. We also filed an appeal against the decision by the Opposition Division to only allow the patent in an amended form. There can be no assurance as to the outcome of such an appeal. The Boards of Appeal could disagree with the Opposition Division, in whole or part, and revoke our patent, or agree with the Opposition Division and uphold our patent.

A European patent can be asserted against infringers, in this case Gilead, in national courts in Europe, even before a final decision of the EPO Technical Boards of Appeal, and can also be challenged in national courts. Following the affirmance of our European patent by the EPO Opposition Division, in February 2021, Gilead Sciences, Inc. and Gilead Sciences Limited filed a lawsuit against us in the Patents Court of the High Court of Justice of England and Wales requesting revocation of the UK part of EP 2955190. The lawsuit is proceeding. In March 2021, we filed a counterclaim against Gilead Sciences, Inc. and Gilead Sciences Limited alleging infringement of our patent resulting from acts including the sale of Sovaldi, as well as its combination products Harvoni, Vosevi and Epclusa, in the United Kingdom. In April 2021, we initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH in the German Regional Court of Dusseldorf for patent infringement for the sale of Sovaldi as well as its combination products Harvoni, Vosevi and Epclusa in Germany. We intend to vigorously defend our patent rights and the foundational work of Professor McGuigan.

The appeal of the decision upholding our patent by the EPO Opposition Division, the litigation in the UK Patents Court with Gilead and potential future infringement or validity litigation in Europe with Gilead may subject us to significant legal expense and may be a distraction to management. There can be no assurance that our patent on sofosbuvir will be upheld as valid and infringed by any national court in Europe, or upheld as valid by the European Technical Boards of Appeal. See “Risk Factors — Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.” in our Annual Report on Form 20-F for the year ended December 31, 2021.

This litigation does not affect the patent protection on any of our product candidates, which are covered by separate patents that are not involved in this litigation.